Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2014 (1)	2013 (1)

Net Income	$152	$128
Equity in earnings of unconsolidated affiliates, net of distributions	(22)	4
Income taxes	94	82
	224	214

Fixed charges, as defined:

Interest	35	45
Interest component of rentals charged to operating expense	1	2
Total fixed charges	36	47

Earnings, as defined	$260	$261

Ratio of earnings to fixed charges	7.22	5.55
         ___________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2014 and 2013 is interest expense of $9 million and interest income of less than $1 million, respectively, which is included in income tax expense.